UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              24/7 Real Media, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   901314 10 4

                                 (CUSIP Number)

                                December 31, 2003
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  901314  10 4               13G/A                  Page 2 of 10 Pages


-------------------------------------------------------------------------------
     (1)    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            The Riverview Group LLC
-------------------------------------------------------------------------------
     (2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC Use Only
-------------------------------------------------------------------------------
     (4)    Citizenship or Place of Organization

            Delaware
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares         ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    8,586,479

Owned by       ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting      ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    8,586,479
-------------------------------------------------------------------------------
     (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
            8,586,479
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                   [ ]
-------------------------------------------------------------------------------
     (11)   Percent of Class Represented by Amount in Row (9)
            6.21%
-------------------------------------------------------------------------------
     (12)   Type of Reporting Person (See Instructions)
            OO
-------------------------------------------------------------------------------

CUSIP No.  901314  10 4               13G/A                  Page 3 of 10 Pages


-------------------------------------------------------------------------------
     (1)    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Millenco, LP
-------------------------------------------------------------------------------

     (2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [x]
                                                                (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC Use Only
-------------------------------------------------------------------------------
     (4)    Citizenship or Place of Organization

            Delaware
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares         ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    8,586,479

Owned by       ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting      ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    8,586,479
-------------------------------------------------------------------------------
     (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
            8,586,479
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                   [ ]
-------------------------------------------------------------------------------
     (11)   Percent of Class Represented by Amount in Row (9)
            6.21%
-------------------------------------------------------------------------------
     (12)   Type of Reporting Person (See Instructions)
            PN
-------------------------------------------------------------------------------

CUSIP No.  901314  10 4               13G/A                  Page 4 of 10 Pages
     (1)    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Millennium Holding Group, L.P.
-------------------------------------------------------------------------------
     (2)    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a) [X]
                                                                (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC Use Only
-------------------------------------------------------------------------------
     (4)    Citizenship or Place of Organization

            Delaware
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares         ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    8,586,479

Owned by       ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting      ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    8,586,479
-------------------------------------------------------------------------------
     (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
            8,586,479
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                   [ ]
-------------------------------------------------------------------------------
     (11)   Percent of Class Represented by Amount in Row (9)
             6.21%
-------------------------------------------------------------------------------
     (12)   Type of Reporting Person (See Instructions)
            PN
-------------------------------------------------------------------------------

CUSIP No.  901314  10 4               13G/A                  Page 5 of 10 Pages


     (1)    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Millennium Management, LLC
-------------------------------------------------------------------------------
     (2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC Use Only
-------------------------------------------------------------------------------
     (4)    Citizenship or Place of Organization

            Delaware
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares         ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    8,586,479

Owned by       ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting      ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    8,586,479
-------------------------------------------------------------------------------
     (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
            8,586,479
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                  [ ]
-------------------------------------------------------------------------------
     (11)   Percent of Class Represented by Amount in Row (9)
            6.21%
-------------------------------------------------------------------------------
     (12)   Type of Reporting Person (See Instructions)
            OO
-------------------------------------------------------------------------------

CUSIP No.  901314  10 4               13G/A                  Page 6 of 10 Pages


     (1)    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Israel A. Englander
-------------------------------------------------------------------------------
     (2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC Use Only
-------------------------------------------------------------------------------
     (4)    Citizenship or Place of Organization

            United States
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares         ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    5,586,479

Owned by       ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting      ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    8,586,479
-------------------------------------------------------------------------------
     (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
            8,586,479
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                  [ ]
-------------------------------------------------------------------------------
     (11)   Percent of Class Represented by Amount in Row (9)
            6.21%
-------------------------------------------------------------------------------
     (12)   Type of Reporting Person (See Instructions)
            IN
-------------------------------------------------------------------------------

CUSIP No.  901314  10 4               13G/A                  Page 7 of 10 Pages


            This Amendment No. 1(this "Amendment") amends the statement on
Schedule 13G which was filed on October 3, 2003 (the "Schedule 13G") with respect to shares of common stock, par value $0.01 per share (the "Common Stock") of 24/7 Real Media, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates items 2, 4, 8 and 10 in their entirety as set forth below.

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

        The Riverview Group LLC
        c/o Millennium Management, LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millenco, LP
        c/o Millennium Management, LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship:  Delaware

        Millennium Holding Group, L.P.
        c/o Millennium Management, LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millennium Management, LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Israel A. Englander
        c/o Millennium Management, LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: United States

CUSIP No.  901314  10 4               13G/A                  Page 8 of 10 Pages


Item 2(d)   Title of Class of Securities

        Common Stock

Item 2(e)   CUSIP Number

        901314 10 4

Item 4.     Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)    Amount beneficially owned:

               Subject to the Ownership Limitation (defined below), as of the date of this filing, each Reporting Person may be deemed the beneficial owner of: (i) 1,802,820 shares of Common Stock currently issuable to The Riverview Group LLC, a Delaware limited liability ("Riverview") upon the exercise of a certain warrant (the "Warrant") (ii) 8,571,429 shares of Common Stock currently issuable to Riverview upon the exercise of a certain 2% Subordinated Convertible Debenture due September 26, 2006 with an aggregate principal face amount of $15,000,000 (the "Subordinated Convertible Debenture") and (iii) 50 shares of Common Stock held outright by Millenco, LP, a Delaware limited partnership ("Millenco").

               The number of shares of Common Stock into which the Warrant and Subordinated Convertible Debenture are exercisable or convertible, as applicable, is limited pursuant to the terms of the Warrant and Subordinated Convertible Debenture to that number of shares of Common Stock which would result in Riverview having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common Stock
(the "Ownership Limitation"). Therefore, the percent of class beneficially owned by the Reporting Persons is limited to 9.99%.

               In accordance with the Ownership Limitation, as of the date of this filing, each Reporting Person may be deemed the beneficial owner of 8,586,479 shares of Common Stock. (Based on the Registration Statement on Form S-3 filed on February 11, 2004, there were approximately 127,800,000 shares of Common Stock issued and outstanding as of January 14, 2004. In addition,
(i) Riverview holds the Warrant to purchase 1,802,820 shares of Common Stock referred to in Item 4(a) above and (ii) Riverview holds the Subordinated Convertible Debenture to purchase 8,571,429 shares of Common Stock referred to in Item 4(a) above.)

               Note: The sole member of Riverview is Millennium Holding Group, L.P., a Delaware limited partnership ("Holding"). Millennium Management, LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of Holding and Millenco. Israel A. Englander ("Mr. Englander") is the sole managing member of Millennium Management. The foregoing should not be construed in and of itself as an admission by any of Holding, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Riverview.

               Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Holding. As a limited partner, Partners has no investment or voting control over Holding or its securities positions. Therefore, this Amendment no longer includes Partners as a Reporting Person.

CUSIP No.  901314  10 4               13G/A                  Page 9 of 10 Pages


        (b)    Percent of Class:

               6.21% (see Item 4(a) above)

        (c)    Number of shares as to which such person has:

               (i)     Sole power to vote or to direct the vote:

                       0

               (ii)    Shared power to vote or to direct the vote

                       8,586,479

               (iii)   Sole power to dispose or to direct the disposition of

                       0

               (iv)    Shared power to dispose or to direct
                       the disposition of

                       8,586,479

Item 8.     Identification and Classification of Members of the Group

      This statement is filed by:

            (i)    Riverview;

            (ii)   Millenco;

            (iii)  Holding, as the sole member of Riverview;

            (iv) Millennium Management, as the general partner and investment advisor of Holding and Millenco; and

            (v) Mr. Englander, as the sole managing member of Millennium Management.

Item 10.    Certification

            By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.  901314  10 4               13G/A                  Page 10 of 10 Pages


                                   SIGNATURES


            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 17, 2004




THE RIVERVIEW GROUP LLC                     MILLENCO, LP

By: Millennium Holding Group, L.P.,         By:  Millennium Management, LLC
    its sole member                              its general partner

By: Millennium Management, LLC              By:  /s/ Terry Feeney
    its general partner                          -----------------------------
                                                 Name:  Terry Feeney
By: /s/ Terry Feeney                             Title: Chief Operating Officer
    ------------------------------
    Name:  Terry Feeney
    Title: Chief Operating Officer


MILLENNIUM HOLDING GROUP, L.P.              MILLENNIUM MANAGEMENT, LLC

By: Millennium Management, LLC              /S/ Terry Feeney
    its general partner                     -----------------------------
                                            Name:  Terry Feeney
By: /s/ Terry Feeney                        Title: Chief Operating Officer
    ------------------------------
    Name:  Terry Feeney
    Title: Chief Operating Officer

    /s/ Israel A. Englander
    -----------------------------
    Israel A. Englander